VINCI

Rueil, 9august 2002

02049539

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- First half 2002 consolidated net sales,
- Vinci closes first bond issue.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 856 094 330 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

7 August 2002

PRESS RELEASE

FIRST HALF 2002 CONSOLIDATED NET SALES

- **Strong growth in concessions and services (34%)**
- **Growth in net sales outside France (15%)**
- **High level of net sales in France sustained**
- **Improvement in orders (nine months of business in order backlog)**

VINCI's consolidated net sales for the first half of 2002 amounted to 8.4 billion euros, up 2.5% from 8.2 billion euros for the first half of the previous year, and in line with the latest full-year projections.

This figure includes approximately 400 million euros attributable to the impact of recently acquired companies, which strengthen VINCI in the field of services, offer good visibility and prospects for growth. They also reflect the priority given to international expansion:

- Worldwide Flight Services (WFS), market leader in North America for airport services and a specialist in cargo handling;
- TMS, an Austrian company that operates world-wide in the design and installation of automated systems for the automotive industry;
- Crispin & Borst, a British company that specialises in building maintenance.

It also reflects the impact of VINCI's withdrawal from non-core activities, which represented about 100 million euros in net sales during the first half of 2001. The disposals included Wanner in insulation and Ingerop Litwin in energy-related engineering.

On a like-for-like basis (scope of consolidation and exchange rates), the company's net sales were down 1.4%.

In France, Concessions and services recorded organic growth of over 5%. However, due to the very high level achieved in the first half of 2001 by the other business lines (Construction, Roads, and Energy and Information), net sales declined 4.8% overall on a like-for-like basis to 5 billion euros, in line with projections.

Net sales outside France increased 4.4% on a like-for-like basis to 3.4 billion euros due to strong growth by VINCI Concessions (+16%) and sustained business levels by VINCI Construction (+7%). This figure also takes into account the stabilisation of the company's operations in Germany.

Overall, net sales outside France increased more than 15% on an actual basis, including recent acquisitions, and represented 41% of the company's total net sales.

Concessions and services (actual: +33.9%; like-for-like: +6.3%)

Half-year net sales for VINCI Concessions amounted to 882 million euros, up 34% on an actual basis. Excluding changes in scope of consolidation, principally the integration of WFS, growth was 6.3%.

Net sales for Cofiroute increased 7.7% to 363 million euros due to approximately 2.5% growth in traffic on a like-for-like network basis, network extensions completed at the end of 2001 and price increases applied during the period.

At 233 million euros, VINCI Park's business remained stable overall on a like-for-like basis. The 10% organic growth in net sales outside France, in particular in Spain and the United Kingdom, offset weaker demand in some commercial centre car parks and on-street parking in France.

Airport services generated net sales of 239 million euros during the period. This figure includes 198 million euros from WFS, which was higher than forecast. The upturn recorded in the second quarter of 2002 brought business back almost to the level achieved during the first half of 2001 despite the unfavourable impact of the 11 September events.

Net sales for other consolidated infrastructure concessions amounted to 46 million euros, up 35%, due primarily to the excellent performance of the Stade de France and the second section of the Chillan-Collipuli motorway in Chile becoming operational.

Energy and Information (actual: +5%; like-for-like: -2.1%)

Half-year net sales for GTIE increased 5% to 1.5 billion euros due principally to the first consolidation of TMS.

In France, net sales amounted to 1 billion euros, down 2% on a like-for-like basis from the high level attained during the first half of 2001.

Outside France, the integration of TMS led to a 29% increase in net sales to 486 millions euros, which now represents almost one-third of GTIE's total net sales. On a like-for-like basis, the 2.2% decline in net sales outside France reflects a market downturn for some Northern European subsidiaries and above all the difficult economic conditions for insulation activities in Germany.

The outlook for the rest of the year looks more favourable, with a noticeable upturn in business over the past few months, in particular in France in the tertiary sector, industry and the thermal activities segment.

Roads (actual: -6% ; like-for like: -6,1%)

First-half net sales for Eurovia reflect a significant decline in France and a good performance in other countries.

In France, net sales fell 11% in a market which, after two outstanding years in 2000 and 2001, returned to a level comparable with that of the preceding period.

This trend, which also reflects the company's constant effort to protect its margins, had already been anticipated by Eurovia in 2001 on the occasion of its operational merger with Entreprise Jean Lefebvre.

In Germany, the 3% decline in net sales to 246 million euros takes into consideration the disruption caused by strikes in the construction sector during the second quarter, as well as the company's selective order taking policy.

Excluding Germany, net sales outside France increased 4.1% to 784 million euros, with business remaining at a sustained level in most European countries (United Kingdom and the Czech Republic) and North America.

The overall decline in Eurovia's business lessened during the second quarter, and total orders are up for the first half, confirming the forecast for a more limited downturn for the full financial year.

Construction (actual: +1.1%; like-for-like -0.4%)

VINCI Construction's net sales remained stable overall, the strong increase recorded in international business offsetting the decline in France.

In France, the 6% like-for-like decline in net sales to 1.9 billion euros was due primarily to the completion of several major projects, in particular the Telia contract. Building business was slightly up, however, while the company's traditional activities in civil engineering remained stable.

Outside France, net sales amounted to 1.7 billion euros, with organic growth of 7% (10% on an actual basis including Crispin & Borst) due principally to the good performance achieved in French-speaking Africa and in Freyssinet's specialist business lines (Airbus A380 platform in Hamburg, and cable-stayed bridges in Asia and North America).

Net sales for the company's European subsidiaries also grew overall, in particular in the United Kingdom where the outlook for building activities remains promising.

With the very good level of orders booked during the first half (higher than net sales and than orders booked during the first half of 2001), the consolidated order backlog reached a record 11.6 billion euros at 30 June 2002, representing nine months of average business activity (excluding concessions).

Under these circumstances, and based on the quality of its contracts, VINCI is maintaining its net sales projections for the full year, and confirms its financial targets.

The half-year financial statements will be published on 18 September.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com
This press release is available in French, English and German
on the VINCI web site: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 856,094,330 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 30 JUNE 2002 (provisional)

(in millions of euros)

	30 June 2002	30 June 2001	Variation 2002/2001 actual	Variation 2002/2001 like-for-like
CONSOLIDATED NET SALES				
Concessions and services	**881.6**	**658.3**	**33.9%**	**6.3%**
Energy and Information	**1,488.7**	**1,418.0**	**5.0%**	**(2.1%)**
Roads	**2,382.6**	**2,534.2**	**(6.0%)**	**(6.1%)**
Construction	**3,614.1**	**3,574.7**	**1.1%**	**(0.4%)**
Miscellaneous and double counts	**74.5**	**53.7**		
Total	**8,441.6**	**8,238.9**	**2.5%**	**(1.4%)**
Of which France				
Concessions and services	615.7	574.7	7.1%	5.1%
Energy and Information	1,003.0	1,043.0	(3.8%)	(2.0%)
Roads	1,372.9	1,537.4	(10.7%)	(11.3%)
Construction	1,900.7	2,021.9	(6.0%)	(6.1%)
Miscellaneous and double counts	82.5	56.9		
Total	**4,974.8**	**5,233.8**	**(4.9%)**	**(4.8%)**
Of which outside France				
Concessions and services	265.9	83.6	ns	15.8%
Energy and Information	485.7	375.1	29.5%	(2.2%)
Roads	1,009.8	996.8	1.3%	1.9%
Construction	1,713.4	1,552.8	10.3%	6.9%
Miscellaneous and double counts	(8.0)	(3.2)		
Total	**3,466.8**	**3,005.0**	**15.4%**	**4.4%**

Rueil-Malmaison, 18 July 2002

PRESS RELEASE

VINCI CLOSES FIRST BOND ISSUE

VINCI placed its first euro bond issue on 10 July 2002. The issue will be used to refinance the group's existing debt and cover its recurring development needs. Despite the current market difficulties, the transaction was a success. The amount of the issue, initially set at €500 million, was therefore increased to €600 million. The details of the bond issue are as follows:

- Amount: €600 million
- Issue price: 99.58%
- Coupon: 5.875%, or +100 bp (basis points) over mid swap
- Due date: 22 July 2009
- Listing: Luxembourg Stock Exchange, 22 July 2002.

Given the very satisfactory results of the euro placement as well as the market's recent high volatility, which has led to spreads increasing to a level that no longer reflects VINCI's credit quality, the group has decided to postpone the 150 million sterling placement that was planned to supplement the euro tranche.

Press contact: Pierre Coppey
Tel: +33 1 47 16 30 08/ Fax: +33 1 47 16 33 88
E-mail: pcoppey@vinci.com
This press release is available in French, English and German on the VINCI Web site: www.vinci.com